Exagen Inc.
1261 Liberty Way
Vista, California 92081

November 17, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Exagen Inc. Registration Statement on Form S-3 File No. 333-250015

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Exagen Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on November 19, 2020, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Matthew T. Bush, Esq. of Latham & Watkins LLP at (858) 523-3962. Thank you for your assistance and cooperation in this matter.

Very truly yours,

EXAGEN INC.

By:	/s/ Kamal Adawi
Kamal Adawi
Chief Financial Officer

cc:	Matthew T. Bush, Latham & Watkins LLP Jeffrey T. Woodley, Latham & Watkins LLP